CONSENT OF AUTHOR

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission

Re: NI 43-101 Report titled "Cerro Jumil Project, Mexico, Preliminary Economic Assessment" (the "Report"), dated September 1, 2009 and prepared for Esperanza Silver Corporation (the "Company") by Richard Kehmeier, Dean Turner, and William Bond.

I am one of the co-authors of the Report and pursuant to National Policy 43-101, I consent to the public filing of the Report with you and to the extracts from, and a summary of the Report, contained in the Company's press release **"Cerro Jumil Preliminary Economic Assessment Very Positive"** dated September 8, 2009.

I have read the press release and it fairly and accurately represents the information in the Report that supports the disclosure in the press release.

Dated September 1, 2009

Signed: *"William Bond"*

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Signature of Qualified Person

REGISTERED PROFESSIONAL OREGON WILLIAM D. BOND 885 GEOLOGIST

William Bond, Registered Professional Geologist ("Professional Seal - State of Oregon")
Name of Qualified Person